

June 26, 2012

<u>Via E-mail</u>
A. Lanham Napier
Chief Executive Officer and Director
Rackspace Hosting, Inc.
5000 Walzem Rd.
San Antonio, Texas 78218

      Re: Rackspace Hosting, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed February 17, 2012
              File No. 001-34143

Dear Mr. Napier:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ Patrick Gilmore

                                 Patrick Gilmore
                                 Accounting Branch Chief